

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

March 25, 2010

Mr. Gao Ren
China Linen Textile Industry, Ltd.
Chengdong Street
Lanxi County, Heilongjiang Province
People's Republic of China

> **Re:** **China Linen Textile Industry, Ltd.**
> **Form 20-F/A for the year ended December 31, 2008**
> **Filed July 30, 2009**
> **Form 20-F/A Shell Company Report**
> **Filed July 14, 2009**
> **File No. 0-51625**

Dear Mr. Gao Ren:

   We have reviewed your response letter dated March 17, 2010 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F/A for the Fiscal Year Ended December 31, 2008

General

1. We note that the response to several of our comments from our letters dated February 19, 2010 and September 1, 2009 indicate that you will file an amendment to your Form 20-F for the fiscal year ended December 31, 2008. Please file that amendment or tell us when you will file it. Please note that we cannot complete our review until we have reviewed this amendment.

Item 17. Financial Statements, page 34

Report of Independent Registered Public Accounting Firm, page 40

2. We note your response to comment two from our letter dated February 19, 2010. Please provide us with the name and phone number of the individual employed by UHY LLP Certified Public Accountants in New York who is the designated filing reviewer for your company's SEC filings. Refer to Appendix K of SECPS §1000.45 and PCAOB Rule 3400T.

Consolidated Statements of Changes in Shareholders' Equity, page 44

3. We read in your response to comment three from our letter dated February 19, 2010 that you have presented the financial statements as if the share exchange transaction between China Linen and Bright occurred as of January 1, 2007, and thus the number of shares issued is the same for both the year ended December 31, 2007 and December 31, 2008. We continue to believe that the most appropriate way to reflect this transaction is to retroactively restate the equity of Bright prior to the merger date in a manner similar to a stock split, such that the number of shares outstanding immediately prior to the merger equals the 18,963,005 shares of stock received by Bright in the merger. We believe that the 1,136,998 shares of stock held by the former shareholders of Aquasol Envirotech immediately prior to the merger should be reflected on a separate line item within the equity statement titled similar to "Shares effectively issued to former Aquasol Envirotech shareholders as part of the July 9, 2008 recapitalization," presented as though this were an issuance of stock on July 9, 2008. Please explain to us how your presentation is supported by US GAAP, including citing the applicable accounting literature, or revise your statement of Stockholders' Equity and presentation of Earnings per Share accordingly.

4. Please provide us with a Statement of Shareholders' Equity for Bright prior to the reverse merger for the year ended December 31, 2007 and the interim period from January 1, 2008 through July 8, 2008.

Notes to Consolidated Financial Statements, page 46

Note 2 – Information of the Company, page 46

5. Based on your response to comment four from our letter dated February 19, 2010, it is unclear to us how you considered the last sentence of our prior comment. Please confirm that you will revise your disclosure under the heading "Basis of Consolidation" in the upcoming amendment to your Form 20-F to remove any reference to reflecting the merger with Bright as if it occurred on January 1, 2007, since this statement would not be consistent with US GAAP.

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, or me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief